MOSQUITO CONSOLIDATED GOLD MINES LIMITED
301 - 455 GRANVILLE STREET
VANCOUVER, BRITISH COLUMBIA V6C 1T1
CANADA

July 11, 2007

VIA EDGAR AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission
100 F Street, NE, Mail Stop 7010
Washington, DC 20549
Attn: Ms. Carmen Moncada-Terry

Re: Request for Withdrawal of Registration Statement on Form 20-F

Dear Ms. Moncada-Terry:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Mosquito Consolidated Gold Mines Limited (“Mosquito”) hereby requests withdrawal of its Registration Statement on Form 20-F (File No. 001-33501) together with all exhibits thereto (collectively, the “Registration Statement”) that was originally filed with the Securities and Exchange Commission (the “Commission”) on May 25, 2007.

Mosquito requests this withdrawal because at this time it is no longer planning to seek a listing on a United States Exchange. No securities were offered or sold pursuant to the Registration Statement.

Mosquito respectfully submits that a withdrawal of the Registration Statement is consistent with the public interest. We understand that, pursuant to Rule 477(b), this application for withdrawal will be deemed granted at the time filed with the Commission unless, within 15 calendar days after the filing, the Commission notifies Mosquito that the application for withdrawal has not been granted.

Your assistance in this matter is greatly appreciated. If you have any questions regarding this application for withdrawal, please contact our counsel:

Gersten Savage LLP
600 Lexington Avenue
New York, NY 10022
Phone: (212) 752-9700
Fax: (212) 980-5192
Attention: David E. Danovitch, Esq.

Very truly yours,

MOSQUITO CONSOLIDATED GOLD MINES LIMITED

By:	/s/ Brian A. McClay
Brian A. McClay
President and Chief Executive Officer